UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIBASE LTD.
(Name of Subject Company)

OPTIBASE LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)

Amir Philips
Chief Executive Officer
Optibase Ltd.
8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adva Bitan, Adv. Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-6074444	Jon Venick, Esq. Sanjay Shirodkar, Esq. Jeremy Lustman, Esq DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4651	Tuvia Geffen, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel Aviv 6789717, Israel Tel: +972-3-6235000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Optibase Ltd., an Israeli company, with the U.S. Securities and Exchange Commission (the “SEC”) on December 2, 2021 with respect to the tender offer by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama, to purchase 959,837 Optibase Shares (as defined below) not already owned by the Bidder Group (as defined below), at the price of $11.20 per Optibase Share, net to you (subject to withholding taxes, as applicable), in cash, without interest upon the terms and subject to the conditions set forth in the Bidder Groups’ offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Bidder Group with the SEC on December 1, 2021.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a)          Subject Company

The name of the subject company is Optibase Ltd., an Israeli company (“Optibase” or the “Company”). The address of the corporate headquarters and principal executive offices of Optibase is 8 Hamenofim Street, Herzliya 4672559, Israel. Its telephone number in Israel is +972-73-7073700. Optibase’s website address is optibase-holdings.com.

(b)          Class of Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Statement”) relates is the Company's ordinary shares, par value NIS 0.65 per share (“Optibase Shares”). As of December 10, 2021, there were 5,198,361 Optibase Shares issued and outstanding and 17,895 Optibase Shares issued and held by the Company for its benefit with no voting or equity rights. Optibase Shares have been trading on Nasdaq under the symbol “OBAS” since its initial public offering on April 7, 1999, and have traded on the Tel Aviv Stock Exchange (“TASE”) since April 2015, also under the symbol “OBAS”.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)          Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.optibase-holdings.com. The information on the Company’s website should not be considered part of this Statement.

(b)          Tender Offer

This Statement relates to the offer by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”), to purchase 959,837 Optibase Shares not already owned by the Bidder Group (as defined below), at the price of $11.20 per Optibase Share, net to you (subject to withholding taxes, as applicable), in cash, without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Bidder Groups’ Offer.

The board of directors of Optibase (the “Board”) has appointed a special committee of its members, comprised exclusively of directors of Optibase who are not employees of Optibase or affiliated with the Bidder Group (as defined below), to consider the fairness of the Offer to holders of Optibase Shares who are not affiliated with the Bidder Group (the “Special Committee”). The Special Committee has retained the law firms of DLA Piper LLP (US) and Naschitz, Brandes, Amir & Co. as its U.S. and Israeli counsels, respectively, to act solely on its behalf.

The beneficiaries of Capri, as a foundation, are the children and grandchildren of Mr. Wyler: Jill Ruth Schwarz-Wyler; Jonathan Wyler; Gali Wyler; Michael Schwarz; Talia Schwarz; Yardenne Pnina Schwarz; Marc Schwarz; Aria Renee Tarnovski; Maya Tarnovski Wyler; and Lavi Tarnovski. Mr. Shlomo (Tom) Wyler personally holds 159,218 Optibase Shares, or approximately 3.1% of the outstanding Optibase Shares, and has been consulted with by Capri relating to the terms and conditions of the Offer. Mr. Wyler, directly or through entities that he controlled, transferred to Capri a portion of the Optibase Share that it holds, and Capri’s beneficiaries, as a foundation, are the children and grandchildren of Mr. Wyler. Because of these connections, Capri has indicated that it refers to Mr. Wyler and Capri collectively as the “Bidder Group.”

The Offer is disclosed in a Tender Offer Statement on Schedule TO, filed by the Bidder Group with the SEC on December 1, 2021. According to the Offer to Purchase, the Offer will expire at 10:00 A.M., New York time, or 5:00 P.M, Israel time on December 30, 2021, unless the Offer is extended. The Bidder Group’s offer to purchase (the “Offer to Purchase”) and the Letter of Transmittal and certain related documents are filed as exhibits hereto and are incorporated herein by reference.

The Schedule TO states that the Bidder Group’s principal executive offices are located at PH Venturi House, 49 Street, Bella Vista, Panama City, Republic of Panama, and its phone number is +972-54-690-9224. According to the Offer to Purchase, as of December 1, 2021, Capri owned 4,097,201 Optibase Shares, or approximately 78.6% of the outstanding Optibase Shares, and Mr. Wyler owns an additional 159,218 Optibase Shares, or approximately 3.1% of the outstanding Optibase Shares.

According to the Offer to Purchase, it is a condition of the Offer that prior to the expiration of the Offer either: (a) 699,025 or more Optibase Shares shall have been validly tendered, and not validly withdrawn, and the majority of those Optibase Shares shall have been tendered by offerees who do not have a “personal interest,” within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and as described below, in the offer; or (b) 855,512 or more Optibase Shares shall have been validly tendered, and not validly withdrawn (the “Minimum Condition). If the Minimum Condition is satisfied and the Bidder Group purchases all tendered shares, then by operation of the Israeli Companies Law, without further action by any person, the Bidder Group will automatically acquire the Optibase Shares held by any persons who did not tender into the Offer and will be obligated to pay the Offer Price to those holders. Holders of Optibase Shares (“Optibase Shareholder”) who do not tender their Optibase Shares in the Offer will have appraisal rights in connection with the Offer pursuant to the Israeli Companies Law as explained in the Offer to Purchase and as noted in Item 8 below.

The Offer is being conducted simultaneously in the United States and in Israel. Pursuant to the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder relating to tender offers, the Bidder Group has filed relevant documents in the Hebrew language with the Israel Securities Authority and the TASE. The Offer is subject both to U.S. federal securities laws and the Israeli Companies Law.

The foregoing description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to (i) in this Statement, (ii) in Items 6.B. and 7.B of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 27, 2021, and (iii) in the Company’s Proxy Statement for the 2021 Annual General Meeting, dated July 8, 2021, as filed with the SEC on Form 6-K on July 8, 2021, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Bidder Group and its executive officers, directors or affiliates.

Capri currently owns approximately 78.6% of the outstanding Optibase Shares and controls Optibase. Mr. Wyler owns approximately 3.1% of the outstanding Optibase Shares and serves as the Chief Executive Officer of its subsidiary, Optibase Inc.

Mr. Rouven Schwarz serves as a member of both the Board and the board of trustees of Capri, and Mr. Schwarz entered into a service agreement with Optibase under which Mr. Schwarz provides real estate related consulting services to Optibase, its subsidiaries and affiliates. Mr. Wyler is the father in law of Mr. Schwarz.

Mr. Alex Hilman, the Executive Chairman of the Board, informed the Board that he might be deemed to have a personal interest in the Offer pursuant to the Israeli Companies Law, due to historical commercial arrangements between him and members of the Bidder Group. For this reason, he did not participate in the consideration of the Offer by the Board.

As described in the Offer to Purchase, Capri intends to undertake to indemnify each director and officer of Optibase and its subsidiaries serving in such capacity at the time of the completion of the Offer (other than Mr. Shlomo Wyler), up to $7,500,000 with respect to all indemnitees, from any liability or expense imposed on them in connection with any act or omission performed in his or her capacity as a director or officer of Optibase or its subsidiaries prior to and including the effective time of the completion of the Offer.

The information set forth in the Offer to Purchase under “Background of the Offer; Contacts with Optibase,” “Interests of Certain Persons in the Offer,” “Related Party Transactions,” and “Information Concerning the Bidder Group” is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)          Solicitation or Recommendation

Mr. Rouven Schwarz, a member of the Board, has conflicts of interest (as described in Item 3 above) and did not participate in the consideration of the Offer by the Board. Mr. Alex Hilman also did not participate in the consideration of the Offer by the Board.

The Board, acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the holders of the Optibase Shares and makes no recommendation as to whether the holders of Optibase Shares should accept the Offer and tender their Optibase Shares (and, if so, how many Optibase Shares to tender) or reject the Offer and not tender their Optibase Shares.

The Board has determined that the decision of a Optibase Shareholder as to whether or not to tender its Optibase Shares in the Offer and, if so, how many Optibase Shares to tender, is a personal investment decision based upon such individual Optibase Shareholder’s particular circumstances. The Board considered that the Offer Price represents a premium of approximately: (a) 1.8% to the closing price of the Optibase Shares on Nasdaq on June 29, 2021 of $11.00, the last trading day prior to the date that the Bidder Group announced that it were taking initial steps to commence the Offer (as disclosed in the Schedule 13D/A, as filed by Capri with the SEC on June 30, 2021); (b) 9.27% to the closing price of the Optibase Shares on Nasdaq on November 30, 2021 of $10.25, the last trading day prior to commencement of the Offer; and (c) 2.84% to the average closing price of the Optibase Shares on Nasdaq during the six months prior to commencement of the Offer of $10.89. The Board considered that the Offer provides for a cash purchase price to the Optibase Shareholders who tender their Optibase Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Optibase Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally. The Board also took into account that a decision not to tender in the Offer might permit Optibase Shareholders who believe that the Optibase Shares have a greater intrinsic value to realize greater long-term value of their Optibase Shares, if their view of the greater intrinsic value of the Optibase Shares is recognized in the trading market.

Accordingly, the Board urges each Optibase Shareholder to make its own decision as to whether to tender its Optibase Shares in the Offer and, if so, how many Optibase Shares to tender, based on all available information, including the Optibase Shareholder’s investment objectives, the recent market prices of the Optibase Shares, the Optibase Shareholder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the Optibase Shareholder deems relevant to its investment decision.

Each Optibase Shareholder should carefully read this Statement, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its Optibase Shares in the Offer. In addition, Optibase Shareholders should review the Company’s financial and other information set forth in its most recent annual report on Form 20-F filed by the Company with the SEC on April 27, 2021 and in other reports filed by the Company with the SEC. The Board also urges each Optibase Shareholder to consult with its financial, tax and legal advisors regarding the Offer.

(b)          Reasons for the Board’s Position

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with the Special Committee, Company’s senior management and legal counsel and considered a number of factors. The Special Committee undertook its own analysis prior to making its recommendation to the Board. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:

•
Local Israeli Law.  Pursuant to the Israeli Companies Law, the Offer constitutes a “full tender offer” (as defined in the Israeli Companies Law and described in Item 8 below), and pursuant to the Israeli Companies Law, the Board is not required to make a recommendation with respect to the Offer.

•
Individual Investment Decision.  The Board considered that each Optibase Shareholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Optibase Shareholder’s decision include (but are not limited to) the following:

o	the Company has not participated in, and takes no responsibility for, the Offer;

o
the Optibase Shareholder’s determination of the adequacy of the Offer Price in light of the recent market prices of the Optibase Shares and the Optibase Shareholder’s own views as to the Company’s prospects and outlook;

o	the Optibase Shareholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;

o	other investment opportunities, including other types of investments, available to the Optibase Shareholder;

o
Optibase Shareholder who do not tender their Optibase Shares in the Offer will have appraisal rights pursuant to the Israeli Companies Law in connection with the Offer as explained in the Offer to Purchase and in Item 8 below: and

o	the tax consequences to the Optibase Shareholder of participating in the Offer (for which the Optibase Shareholder may wish to consult with competent tax advisors).

•
Ability to Change Position.  The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Optibase Shareholders who tender their Optibase Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw their Optibase Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each Optibase Shareholder consider, among other things, the foregoing factors in deciding whether to tender its Optibase Shares in the Offer. In addition, Optibase Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c)          Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, no other executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Optibase Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to Optibase Shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions in the Optibase Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Full Tender Offer under the Israeli Companies Law; Forced Sale

Pursuant to the Israeli Companies Law, a person wishing to acquire shares of a public Israeli company, such Optibase, who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class) (known as a “Full Tender Offer”).

Pursuant to Section 337 of the Israeli Companies Law, if (a) the shareholders who do not accept the Full Tender Offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the Full Tender Offer constitute a majority of the offerees that do not have a personal interest (as described below) in the acceptance of the Full Tender Offer; or (b) the shareholders who did not accept the Full Tender Offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

Accordingly, if the Minimum Condition will be satisfied, then by operation of the Israeli Companies Law, without further action by any person, the Bidder Group will automatically acquire the Optibase Shares held by any persons who did not tender into the Offer and will be obligated to pay the Offer Price to those holders.

If the Full Tender Offer is not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the Full Tender Offer. Shares purchased in contradiction to the Full Tender Offer rules under the Israeli Companies Law will have no rights and will become dormant shares.

Under the Israeli Companies Law, a “personal interest” of a person in an action or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the person, any descendant, sibling or parent of a spouse of the person and the spouse of any of the foregoing; and (b) a company with respect to which the person (or any of the foregoing relatives of the person) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person tendering by proxy “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to tender the shares.

As set forth in the Offer to Purchase, in accordance with the Israeli Companies Law, each tendering shareholder is required to inform the Bidder Group when tendering their Optibase Shares, by indicating in the Letter of Transmittal, whether or not it has a personal interest in the acceptance of the Offer; otherwise, such tendering shareholder will be deemed to have not tendered its Optibase Shares in the Offer and its Optibase Shares will not be counted for the purposes of determining if the Minimum Condition has been satisfied.

Appraisal Rights under the Israeli Companies Law

Pursuant to Section 338 of the Israeli Companies Law, a shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the Full Tender Offer, regardless of whether such shareholder agreed to the Full Tender Offer, to determine whether the Full Tender Offer was for less than fair value and whether the fair value should be paid as determined by the court.

However, an offeror may provide in the Full Tender Offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror disclosed the information required by law in connection with the Full Tender Offer.

The Bidder Group disclosed in the Offer to Purchase that any Optibase Shareholder who tenders its Optibase Shares in the Offer shall not be entitled to appraisal rights. Accordingly, any Optibase Shareholder who tenders its Optibase Shares in the Offer will not be entitled to appraisal rights under the Israeli Companies Law.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated December 1, 2021 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).
(a)(1)(C)	Form of Notice of Guaranteed Delivery(incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).

(a)(1)(F)	Declaration Form (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Bidder Group filed with the SEC on December 1, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 13, 2021

OPTIBASE LTD. By: /s/ Amir Philips Amir Philips Chief Executive Officer